UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             IBHAS TECHNOLOGIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    000-50329
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Fredy Ornath
                               12 Beit Zuri Street
                                 Tel Aviv, 69122
                                     Israel
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                  June 29, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------- ------------------------------

CUSIP No.           000-50329
------------------- ------------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Fredy Ornath
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
---------

               (a)  [  ]

               (b)  [X]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          PF
--------- ----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

          [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Israel
--------- ----------------------------------------------------------------------
   NUMBER OF      7      SOLE VOTING POWER

     SHARES              1,601,665
   BENEFICIALLY    ------ ------------------------------------------------------
                  8      SHARED VOTING POWER
    OWNED BY
      EACH
                         0
   REPORTING      ------ -------------------------------------------------------
     PERSON       9      SOLE DISPOSITIVE POWER
      WITH
                         1,601,665
                  ------ -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,601,665
--------- ----------------------------------------------------------------------
          Mr. Fredy Ornath is considered to be a member of a group (the "Group") within the meaning of Section 13(d)(3) of the Securities Exchange Act, which Group, pursuant to a stock purchase agreements, acquired an aggregate of 2,100,000 shares of the Company, which constitutes approximately 76.6% outstanding common stock of the Company. The members of the Group have not entered into any agreement relating to the disposition or voting of such shares.
--------- ----------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

          [-]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          58.45% (based on 2,740,000 shares of Common Stock issued and outstanding)
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          IN
--------- ----------------------------------------------------------------------

                                            SCHEDULE 13D
------------------- ------------------------------

CUSIP No.           000-50329
------------------- ------------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          The S.Z Management Corporation
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

               (a)  [  ]

               (b)  [X]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          WC
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)

          [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevis Islands, West Indies.
--------- ----------------------------------------------------------------------
   NUMBER OF      7      SOLE VOTING POWER

     SHARES               170,000
                  ------ -------------------------------------------------------
  BENEFICIALLY    8      SHARED VOTING POWER

    OWNED BY             0
                  ------ -------------------------------------------------------
      EACH        9      SOLE DISPOSITIVE POWER

   REPORTING             170,000
     PERSON       ------ -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
      WITH
                  0
----------------- ------ -------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          170,000

          The S.Z Management Corporation is considered to be a member of a group (the"Group") within the meaning of Section 13(d)(3) of the Securities Exchange Act, which Group, pursuant to a stock purchase agreement, acquired an aggregate of 2,100,000 shares of the Company, which constitutes approximately 76.6% outstanding common stock of the Company. The members of the Group have not entered into any agreement relating to the disposition or voting of such shares.
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

          [-]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.2% (based on 2,740,000 shares of Common Stock issued and outstanding)
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          CO
--------- ----------------------------------------------------------------------

Item 1.  Security and Issuer

         The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of IBHAS TECHNOLOGIES INC. (the "Company"). The address of the principal executive offices of the Issuer is: 3061 West 15th Avenue, Vancouver, Canada A1 V6K 3A5.

Item 2. Identity and Background

(a) This statement is being filed by Fredy Ornath and The S.Z Management Corporation (the "Reporting Persons") and by Gerhard Burscher, director of The S.Z Management Corporation. Fredy Ornath is also the authorized representative of the investor group (the "Group").
(b) The residential address of Fredy Ornath is 12 Beit Zuri Street Tel Aviv, 69122, Israel. The business address of The S.Z Management Corporation and Gerhard Burscher is P.O.B 556 Main Street Charlestown, Nevis West Indies.
(c) Fredy Ornath's present principal occupation is a manager of MATERIALS SYSTEMS Ltd., consulting firm specialized in welding and materials engineering consulting. The S.Z Management Corporation is a holding company. (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
(e) The Reporting Persons have not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws. (f) Fredy Ornath is an Israeli citizen. The S.Z Management Corporation is a West Indies corporation.

Item 3. Source and Amount of Funds or Other Considerations

         On June 29, 2005, the Group completed the acquisition of an aggregate of 2,100,000 shares of the outstanding common stock of the Company from Benjamin West, Mohanad Shurrab and Abdellatif Anabtawi (the "Sellers") which shares constitute approximately 76.6% of the issued and outstanding shares of capital stock of the Company on a fully diluted basis (the "Acquisition"). The Acquisition was completed pursuant to the terms of a Stock Purchase Agreement dated June 29, 2005, by and between the Group and the Sellers. Fredy Ornath owns 1,601,665 shares in the Company. The S.Z Management Corporation owns 170,000 of the Company. The purchase price paid by the Group to the Sellers for the 2,100,000 shares common stock was $150,000, which was paid in cash by the Group as described in the Stock Purchase Agreement.

         The Following is a list of the investors in the Group represented by Fredy Ornath:

-------------------------- ----------------- ---------------------------- ---------------------- --------------------
Name                       If an Entity      Address                      Number of shares       Percentage (%) in
                                                                                                 the Company
-------------------------- ----------------- ---------------------------- ---------------------- --------------------
Ben Zion Shiftan                             8 Sirkis St.                 71,251                 2.6%
                                             Jerusalem, Israel, 96436
-------------------------- ----------------- ---------------------------- ---------------------- --------------------
Alexander G. Roizman                         P.O.B 212 Mizpeh             42,917                 1.56%
                                             Jericho, Israel, 90651
-------------------------- ----------------- ---------------------------- ---------------------- --------------------
Frida Liberman                               18 Meir Baal Hanes St.       43,334                 1.58%
                                             Ramat Gan, Israel, 52364
-------------------------- ----------------- ---------------------------- ---------------------- --------------------
Roxelane iic.              Hagit Akerman,    14 Abba Hillel Silver St.    50,000                 1.82%
                           Manager           Ramant Gan, Israel
-------------------------- ----------------- ---------------------------- ---------------------- --------------------
Haim Ashkenazi                               Kugel St.                    36,667                 1.33%
                                             Holon, Israel, 58268
-------------------------- ----------------- ---------------------------- ---------------------- --------------------
I.A.A.T limited            Itzhak Toub,      P.O.B 556 Main Street         36,667                1.33%
                           Director          Charlestown, Nevis
                                             West Indies
-------------------------- ----------------- ---------------------------- ---------------------- --------------------
Fredy Ornath                                 Beit Zuri St.                1,601,665              58.45%
                                             Tel Aviv, Israel,
-------------------------- ----------------- ---------------------------- ---------------------- --------------------
Refael Plat                                  Kibutz Dovrat                33,333                 1.21%
                                             Israel, 19325
-------------------------- ----------------- ---------------------------- ---------------------- --------------------
The S.Z Management         Gerhard           P.O.B 556 Main Street        170,000                6.2%
Corporation                Burscher,         Charlestown, Nevis
                           Director          West Indies
-------------------------- ----------------- ---------------------------- ---------------------- --------------------
Shlomo Friedman                              2631 Violet St.              14,166                 0.51%
                                             North Vancouver, BC V7H 1H2
-------------------------- ----------------- ---------------------------- ---------------------- --------------------


Item 4.  Purpose of Transaction

         The Reporting Persons entered into the above-described transaction to effect a change in control of the Issuer. The Reporting Persons plans to cause a change in a majority of the members of the Company's Board of Directors in connection with the change in control.

         In connection with the change in control of the Issuer, in light of the fact that the Issuer does not currently have any business operations, the Reporting Persons intend on causing the Company to enter into a business transaction with a business entity, is a subsidiary of, and controlled by Fredy Ornath. Notwithstanding the foregoing, any transaction by the Company will be subject to complete due diligence of the legal, business and financial condition of the transaction and the execution of fully negotiated licensing agreements.

         Except as described above, the Reporting Persons have no definitive plan, arrangement or understanding to seek to cause the Company to enter into such a licensing agreement or reorganized or liquidated, to sell or transfer any assets of the Company, to cause the Company to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5.  Interest in Securities of the Company

         (a) Fredy Ornath owns 1,601,6651 shares of common stock of the Company, and

         (b) The S.Z Management Corporation owns 170,000 shares of common stock of the Company.

         (c) The Reporting Persons are the beneficial owners as part of the Group of an additional 328,335 shares of common stock of the Company, which in aggregate represents 76.6% of the Company's common stock based on 2,740,000 shares of common stock issued and outstanding as of June 29, 2005.

Except as set out above, neither the Reporting Persons nor the Group have effected any other transaction in any securities of the Company in the past sixty days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

         No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons or the Group and any other individual or entity, with the exception of the Agreement pursuant to which the Group purchased the aforementioned securities of the Company.


Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1      Stock Purchase  Agreement  dated June 29, 2005  incorporated b
                y reference to the exhibit to the Form 8-K
                  field on July 6, 2005

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 11, 2005


/s/ Fredy Ornath
                ----------------------------
Fredy Ornath as the Group representative


__/s/Gerhard Brushe__________________________________
Gerhard Brushe, on Behalf of The S.Z Management Corporation